CUSIP No. 784933103	Page 1 of 8 Pages

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)*

Under the Securities Exchange Act of 1934

SPAR Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

784933103
(CUSIP Number)

William H. Bartels
333 Westchester Avenue, South Building, Suite 203
White Plains, NY 10604
(914) 332-4100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 18, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), §240.13d-1(f) or §240.13d-1(g), check the following box ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784933103	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON William H. Bartels, individually
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3 to the Original Schedule 13D)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,731,565
	8	SHARED VOTING POWER 557,128
	9	SOLE DISPOSITIVE POWER 4,731,565
	10	SHARED DISPOSITIVE POWER 557,128
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,955,611**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.9%**
14	TYPE OF REPORTING PERSON IN

**

Includes 6,666,918 shares of Common Stock of SPAR Group, Inc. (the “Company”) beneficially owned by Robert G. Brown. The Reporting Person may act in concert with Mr. Brown with respect to certain matters, which are discussed in Item 4 of this Schedule 13D/A. As a result, the Reporting Person and Mr. Brown may be deemed to comprise a “group” within the meaning of Section 13(d)(3) of the Act and Rule 13d-5(b) thereunder. The group may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) all of the shares of Common Stock of the Company beneficially owned by the Reporting Person and all of the shares of Common Stock of the Company beneficially owned by Mr. Brown.  However, the Reporting Person expressly disclaims beneficial ownership of the 6,666,918 shares beneficially owned by Mr. Brown.  Mr. Brown expressly retains sole voting and dispositive power over such 6,666,918 shares, and the Reporting Person has neither sole nor shared voting or dispositive power over such 6,666,918 shares.  Mr. Brown has filed a separate Schedule 13D/A with respect to his interests.

Includes 1,109,625 shares of Common Stock held in the Defined Benefit Pension Trust of SP/R, Inc. (f/k/a SPAR Burgoyne, Inc.) maintained for the benefit of Mr. Brown. Mr. Brown is not a trustee of this trust and disclaims beneficial ownership of the shares of Common Stock held in this trust.

CUSIP No. 784933103	Page 3 of 8 Pages

SCHEDULE 13D/A

Item 1.	Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) amends and supplements the information set forth in the Schedule 13D originally filed by the Reporting Person with the Securities and Exchange Commission (“SEC”) on July 19, 1999 (the “Original Schedule 13D”) relating to the common stock, $0.01 par value per share (the “Common Stock”), of SPAR Group, Inc., a Delaware corporation (the “Company” or “SGRP”), as amended by Amendment No. 1 to the Original Schedule 13D filed with the SEC on May 31, 2018 (“Amendment No. 1”), Amendment No. 2 to the Original Schedule 13D filed with the SEC on August 6, 2018 (“Amendment No. 2”) and Amendment No. 3 to the Original Schedule 13D filed with the SEC on September 19, 2018 (“Amendment No. 3”). The Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3, is hereinafter referred to as the “Schedule 13D”. The address of the principal executive offices of the Company is 333 Westchester Avenue, South Building, Suite 204, White Plains, New York 10604. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

As of the date of this Amendment, the Reporting Person may be deemed to beneficially own, in the aggregate, 11,955,611 shares of the Common Stock of the Company, which represents approximately 57.9% of the outstanding Common Stock of the Company. The percentages in this Amendment are calculated based upon 20,657,919 outstanding shares of Common Stock as of November 14, 2018, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2018 filed with the SEC on November 19, 2018.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The Reporting Person, alone or in conjunction with Mr. Brown, has determined from time to time, to engage with the Company’s Board of Directors (the “Board”) and to take actions in his capacity as a significant stockholder to strengthen the Company’s corporate governance. Under the Company’s by-laws, the Reporting Person and Mr. Brown (the “Stockholders”) have the right to call special meetings of stockholders and to take action by written consent in lieu of a meeting.

As previously reported in Amendment No. 1, the Stockholders delivered written consents to the Company on June 29, 2018 and July 5, 2018 resolving to remove Mr. Lorrence Kellar from the Board and to elect and appoint Mr. Jeffrey Mayer as a director to fill the resulting vacancy (the “Mayer Consents”), effective July 5, 2018. The Board, however, did not recognize the removal of Mr. Kellar or the appointment of Mr. Mayer.

As previously reported in Amendment No. 2 and Amendment No. 3, on August 6, 2018, the Stockholders delivered an action by written consent of stockholders, executed on August 6, 2018 (the “August 6 Consent”), pursuant to which the Stockholders resolved to adopt amendments to the Company’s by-laws (the “By-law Amendments”). The August 6 Consent represented less than a majority of the Company’s outstanding Common Stock. In Amendment No. 2, the Stockholders disclosed their intention to engage with the Board regarding the By-law Amendments prior to delivery of the remaining written consents required to represent a majority of the outstanding Common Stock. Notwithstanding the Stockholders’ willingness to engage with the Board regarding the By-law Amendments, on September 4, 2018, the Company filed a claim against the Stockholders in the Court of Chancery of the State of Delaware (the “Court”), C.A. No. 2018-0650 (the “By-law Action”), in response to the August 6 Consent, which, among other things, challenged the validity of the By-law Amendments. The Company reported the filing of this claim and an amended claim in Current Reports on Form 8-K filed with the SEC on September 10, 2018 and September 28, 2018.

CUSIP No. 784933103	Page 4 of 8 Pages

Thereafter, on September 18, 2018, the Stockholders delivered executed written consents resolving to adopt the By-law Amendments which, together with the shares of Common Stock represented by the August 6 Consent, represented a majority of the Company’s outstanding Common Stock (the “By-law Consents”). Upon delivery of the By-law Consents, the By-law Amendments became effective under Section 228 of the Delaware General Corporation Law (the “DGCL”).

On September 18, 2018, Mr. Brown also filed an action in the Court (C.A. No. 2018-0687) pursuant to DGCL Section 225 seeking a declaratory judgment that the Mayer Consents were valid and effective and that Mr. Kellar had validly been removed from the Board and Mr. Mayer has validly been elected to the Board (the “225 Action”). A copy of the complaint was filed as Exhibit 5 to Amendment No. 3.

On January 18, 2019, the parties mutually agreed to settle the By-law Action and the 225 Action (the “Settlement”) and submitted Stipulations of Dismissal to the Court, copies of which are attached hereto as Exhibits 7 and 8. Pursuant to the terms of the Settlement:

•	In connection with the Settlement, on January 18, 2019, Lorrence T. Kellar retired from the Board and Jeffrey Mayer was appointed and seated as a director by the Board.

•	In connection with the Settlement, the Governance Committee re-evaluated the independence of Mr. Mayer, based on (among other things) his independent business skills and contribution to the Settlement process, determined that he has the requisite independence from the management of the Company except for the Related Party Matters (as defined below), and accordingly Mr. Mayer: (a) will be an independent director for all purposes other than any Related Party Matter; (b) will be a non-independent director respecting any Related Party Matter; and (c) may participate in discussions but will be excluded and shall recuse himself from any and all decisions of the Board and applicable Board Committees respecting any Related Party Matter. “Related Party Matter” means any payment to or for, or any transaction or litigation with, the Reporting Person, Mr. Bartels, any of their respective family members, or any company or other business or entity directly or indirectly owned or controlled by any one or more of the Reporting Person, Mr. Bartels or their respective family members.

•	The Board adopted a resolution approving amended and restated by-laws which are consistent with the By-Law Amendments adopted by the Stockholders via the By-law Consents in September, with the following changes agreed upon as part of Settlement negotiations (these changes are reflected in the marked copy of the amended by-laws attached hereto as Exhibit 6):

CUSIP No. 784933103	Page 5 of 8 Pages

o	Section 3.04 was amended to provide that any vacancy or newly created directorship may be filled by a vote of the stockholders or the Board members then in office. However, if a vacancy results from death, resignation or retirement of a director or failure of a director to be re-elected at a stockholder meeting, the Board will have the exclusive right to appoint a new director unless the vacancy remains unfilled for 90 days following the event that resulted in the vacancy, in which case stockholders will also have the right to fill such vacancy.

o	The requirement that any nominee appointed by the Board to fill a newly created directorship must be approved by stockholders holding a majority of the outstanding Common Stock has been deleted from the by-laws.

o	New Section 3.11 has been added to require that, as a condition to appointment or election, each Board member must tender a written irrevocable resignation and retirement letter that will be effective upon such person’s failure to be reelected by the required majority vote in any future director elections (“Resignation and Retirement Letter”).

o	Section 3.12 has been amended to clarify that the supermajority vote requirement for certain actions taken by the Board will not impact the validity of any agreement or amendment thereto entered into prior to September 18, 2018 or to any stock compensation plan approved by stockholders or awards granted thereunder.

o	The advance notice provision in Section 2.11 was amended to provide that (i) to be timely, a stockholder’s notice of any proposed business or nominee must be received by the company no later than the 90th day (previously, it was the 60th day) preceding the first anniversary of the prior year’s annual meeting and (ii) if SGRP’s Governance Committee or presiding officer at an annual meeting determines that a stockholder proposal is not a proper subject for stockholder action under Delaware law or would be reasonably likely to result in a direct or indirect compensatory or pecuniary benefit limited to one stockholder, and not all stockholders, or such stockholder’s family members or entities controlled by such stockholder or family member, the stockholder proposal will not be acted upon at the meeting.

o	The forum selection provision in Section 10.09 was amended to clarify that the provision is subject to applicable personal jurisdiction requirements and does not confer upon any Delaware court personal jurisdiction over any person.

•	Each Board member, including the Reporting Person, submitted a Resignation and Retirement Letter prior to settlement.

•	The parties executed a limited mutual release of claims with respect to the By-law Action and the 225 Action, a copy of which is attached hereto as Exhibit 9.

CUSIP No. 784933103	Page 6 of 8 Pages

The Stockholders maintain the validity of each of their actions by written consent, as described above, and believe they acted in the best interests of the Company and all of its stockholders in taking steps to appoint Mr. Mayer and to amend the Company’s by-laws. The Stockholders were fully prepared to vigorously defend against the Company’s claims at trial; however, putting an end to the By-law Action and the 225 Action were, in the Stockholders’ view, in the best interest of the Company and all stockholders.

Following the Settlement, in its Current Report on Form 8-K filed on January 25, 2019, the Company commented: “The [Company] and other parties are happy to have the settled actions dismissed and behind them so that all can return to work and focus on the business of the [Company] and continuing to build value for all stockholders.  Through their settlement discussions, the parties came to better understand that they each believed they undertook, pursued and defended the [By-law Action and the 225 Action] in the ways they perceived to be in the best interest of the [Company’s] stockholders, and they agreed that the negotiated compromise to restate the [Company’s] By-Laws was in the best interests of the [Company’s] stockholders.” The Company further stated, “Although many contributed to the Settlement, the [Company] wants to especially thank its Chairman, Arthur B. Drogue, and its Vice-Chairman, William H. Bartels, for their considerable efforts in bringing the parties together to lay the foundation for the Settlement.”

Except as otherwise set forth in this Item 4, the Reporting Person (alone or in conjunction with other stockholders of the Company) currently has no plan or proposal which relates to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D; provided, such plans or proposals may have been considered, and may from time to time hereafter be considered. The Reporting Person may also acquire or dispose of Company securities in the ordinary course.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(c)       The Reporting Person has not effected any transactions in the Common Stock of the Company in the past 60 days. During the past 60 days, Mr. Brown has sold the following shares of Common Stock on the open market:

Date	No. of Shares	Sale Price/Share
11/27/18	20,000	$0.86
11/28/18	30,000	$0.81
11/29/18	20,000	$0.79
11/30/18	6,960	$0.78
12/3/18	53,040	$0.71
12/6/18	10,000	$0.69
12/7/18	40,000	$0.67

Except for the foregoing transactions, no transactions in the Common Stock of the Company have been effected by the Reporting Person or by Mr. Brown in the past 60 days.

CUSIP No. 784933103	Page 7 of 8 Pages

Item 7.	Material to Be Filed as Exhibits.

Exhibit 6	By-laws adopted pursuant to the Settlement, marked to show changes from the By-laws adopted by the By-law Consents on September 18, 2018.

Exhibit 7	Stipulation of Dismissal respecting C.A. No. 2018-0650-MTZ (SPAR Group, Inc. versus Robert G. Brown and William H. Bartels), as filed with the Court of Chancery of the State of Delaware on January 18, 2019.

Exhibit 8	Stipulation of Dismissal respecting C.A. No. 2018-0687-MTZ (Robert G. Brown versus Lorrence T. Kellar, Christiaan M. Olivier, Arthur B. Drogue, Jack W. Partridge, and R. Eric McCarthey), as filed with the Court of Chancery of the State of Delaware on January 18, 2019.

Exhibit 9	Limited Mutual Release Agreement effective as of January 18, 2019, by and among SPAR Group, Inc. Robert G. Brown, William H. Bartels, and Lorrence T. Kellar, Christiaan M. Olivier, Arthur B. Drogue, Jack W. Partridge, and R. Eric McCarthey.

CUSIP No. 784933103	Page 8 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned, William H. Bartels, hereby certifies that the information set forth in this Schedule 13D/A is true, complete and correct.

Dated: January 24, 2019

/s/ William H. Bartels
William H. Bartels